Management’s Discussion and Analysis of Financial Results

INTRODUCTION
This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “partnership”, or “we”) covers the financial position as of September 30, 2016 and December 31, 2015 and results of operations for the three and nine months ended September 30, 2016 and 2015. This MD&A should be read in conjunction with the unaudited condensed consolidated financial statements (the “Financial Statements”) and related notes as of September 30, 2016, included elsewhere in this report, and our annual report for the year ended December 31, 2015 on Form 20-F.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This MD&A, particularly “Objectives and Financial Highlights – Overview of the Business” and “Additional Information – Trend Information”, contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing our business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
Our sole material asset is our 37% interest in Brookfield Property L.P. (the “Operating Partnership”). As we have the ability to direct its activities pursuant to our rights as owners of the general partner units, we consolidate the Operating Partnership. Accordingly, our Financial Statements reflect 100% of its assets, liabilities, revenues, expenses and cash flows, including non-controlling interests therein, which capture the ownership interests of other third parties.

We also discuss the results of operations on a segment basis, consistent with how we manage our business. In the first quarter of 2016, we realigned the organizational and governance structures of our businesses to align them more closely with the nature of the partnership’s investments. Such realignment gave rise to changes in how the partnership presents information for financial reporting and management decision-making purposes and resulted in a change in the partnership’s reporting segments. Consequently, as of January 1, 2016, the partnership’s operating segments are organized into four reportable segments: i) Core Office, ii) Core Retail, iii) Opportunistic and iv) Corporate. All prior period segment disclosures have been recast to reflect the changes in the partnership’s reportable segments. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the Chief Operating Decision Maker.

Our partnership’s equity interests include general partnership units (“GP Units”), publicly traded limited partnership units (“LP Units”), redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”) and limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”). Holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units will be collectively referred to throughout this MD&A as “Unitholders”. The LP Units, Redeemable/Exchangeable Partnership Units and Exchange LP Units have the same economic attributes in all respects, except that the Redeemable/Exchangeable Partnership Units have provided Brookfield Asset Management Inc. (“Brookfield Asset Management”) the right to request that its units be redeemed for cash consideration since April 2015. In the event that Brookfield Asset Management exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield Asset Management, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redeemable/Exchangeable Partnership Units as a component of non-controlling interests. The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units. As a result of this redemption feature, we present the Exchange LP Units as a component of non-controlling interests.

This MD&A includes financial data for the three and nine months ended September 30, 2016 and includes material information up to November 9, 2016. Financial data have been prepared using accounting policies in accordance with IFRS as issued by the IASB. Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property, excluding information relating to our interests in China Xintiandi (“CXTD”). We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), and Chinese Yuan (“C¥”) are identified where applicable.

Additional information is available on our website at bpy.brookfield.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS
Our partnership is Brookfield Asset Management’s primary public entity to make investments in the real estate industry. We are a globally-diversified owner and operator of high-quality properties that typically generate stable and sustainable cash flows over the long term. Our goal is to be a leading global owner and operator of real estate, providing investors with a diversified exposure to some of the most iconic properties in the world and to acquire high-quality assets at a discount to replacement cost or intrinsic value. With approximately 14,000 employees involved in Brookfield Asset Management’s real estate businesses around the globe, we have built operating platforms in various real estate sectors, including:

•	Core Office sector through our 100% common equity interest in Brookfield Office Properties Inc. (“BPO”) and our 50% interest in Canary Wharf Group plc (“Canary Wharf”);

•	Core Retail sector through our 29% interest in General Growth Properties, Inc. (“GGP”) (34% on a fully diluted basis, assuming all outstanding warrants are exercised); and

•	Opportunistic sector through investments in Brookfield Asset Management-sponsored real estate funds.

Through these platforms, we have amassed a portfolio of premier properties and development sites around the globe, including:

•
149 office properties totaling approximately 101 million square feet primarily located in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin;

•	Office and urban multifamily development sites that enable the construction of 33 million square feet of new properties;

•	126 regional malls and urban retail properties containing over 124 million square feet in the United States;

•	110 opportunistic office properties comprising 24 million square feet of office space in the United States, United Kingdom, Brazil and India;

•	Over 27 million square feet of opportunistic retail space across 44 properties across the United States and in select Brazilian markets;

•
Over 46 million square feet of industrial space across 185 industrial properties, primarily consisting of modern logistics assets in North America and Europe, with an additional seven million square feet currently under construction;

•	Approximately 32,000 multifamily units across 110 properties throughout the United States;

•	Nineteen hospitality assets with approximately 14,100 rooms across North America, Europe and Australia;

•	Over 300 properties that are leased to automotive dealerships across the United States and Canada on a triple net lease basis;

•	Over 160 self-storage facilities comprising approximately 13 million square feet throughout the United States; and

•	Fourteen student housing properties with over 5,800 beds in the United Kingdom.

    Our diversified portfolio of high-quality office and retail assets in some of the world’s most dynamic markets has a stable cash flow profile due to its long-term leases. In addition, as a result of the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, these assets should generate strong same-property net operating income (“NOI”) growth without significant capital investment. Furthermore, we expect to earn between 8% and 11% unlevered, pre-tax returns on construction costs for our development and redevelopment projects and 20% on our equity invested in Brookfield-sponsored real estate opportunity funds. With this cash flow profile, our goal is to pay an attractive annual distribution to our Unitholders and to grow our distribution by 5% to 8% per annum.

Overall, we seek to earn leveraged after-tax returns of 12% to 15% on our invested capital. These returns will be comprised of current cash flow and capital appreciation. Capital appreciation will be reflected in the fair value gains that flow through our income statement as a result of our revaluation of investment properties in accordance with IFRS to reflect initiatives that increase property level cash flows, change the risk profile of the asset, or to reflect changes in market conditions. From time to time, we will convert some or all of these unrealized gains to cash through asset sales, joint ventures or refinancings.

We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, our business model is self-funding and does not require us to access capital markets to fund our continued growth.

PERFORMANCE MEASURES
We expect to generate returns to Unitholders from a combination of cash flow earned from our operations and capital appreciation. Furthermore, if we are successful in increasing cash flow earned from our operations we will be able to increase distributions to Unitholders to provide them with an attractive current yield on their investment.

To measure our performance against these targets, we focus on NOI, same-property NOI, funds from operations (“FFO”), Company FFO, fair value changes, and net income and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. We define each of these measures as follows:

•	NOI: revenues from our commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses.

•
Same-property NOI: a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, or not of a recurring nature, and from opportunistic assets.

•
FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates, as well as gains (or losses) related to properties developed for sale.

•
Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties and the FFO that would have been attributable to the partnership’s shares of GGP if all outstanding warrants of GGP, which are all currently exercisable, were exercised on a cashless basis. It also includes dilution adjustments to undiluted FFO as a result of the net settled warrants.

•	Fair value changes: includes the increase or decrease in the value of investment properties that is reflected in the consolidated statements of income.

•	Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

•	Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

NOI is a key indicator of our ability to increase cash flow from our operations. We seek to grow NOI through pro-active management and leasing of our properties. Same-property NOI allows us to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance of investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. We also add back the gains (or losses) related to properties developed for sale. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income rather than cash flow from operating activities as we believe net income is the most comparable measure.

In addition, we consider Company FFO a useful measure for securities analysts, investors and other interested parties in the evaluation of our partnership’s performance. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the partnership insight into these trends for the real estate operations, by adjusting for non-real estate components.

Net income attributable to unitholders is used by the partnership to evaluate the performance of the partnership as a whole as each of the unitholders participates in the economics of the partnership equally. In calculating net income attributable to unitholders per unit, the partnership excludes the impact of mandatorily convertible preferred units in determining the average number of units outstanding as the holders of mandatorily convertible preferred units do not participate in current earnings.

In addition to monitoring, analyzing and reviewing earnings performance, we also review initiatives and market conditions that contribute to changes in the fair value of our investment properties. These value changes, combined with earnings, represent a total return on the equity attributable to Unitholders and form an important component in measuring how we have performed relative to our targets.

We also consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;

•	Increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and

•	Reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that key external performance drivers include the availability of the following:

•	Debt capital at a cost and on terms conducive to our goals;

•	Equity capital at a reasonable cost;

•	New property acquisitions that fit into our strategic plan; and

•	Investors for dispositions of peak value or non-core assets.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our financial position and consolidated performance as of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section beginning on page 13.

Our investment approach is to acquire high-quality assets at a discount to replacement cost or intrinsic value. We have been actively pursuing this strategy through our flexibility to allocate capital to real estate sectors and geographies with the best risk-adjusted returns and to participate in transactions through our investments in various Brookfield Asset Management-sponsored real estate funds. Some of the more significant transactions are highlighted below:

Significant Developments through the third quarter of 2016
During the first quarter of 2016, we acquired a portfolio of self-storage facilities across the United States for consideration of approximately $320 million in our Opportunistic sector, including the assumption of debt. In our Core Office segment, we sold World Square Retail in Sydney for A$285 million and a realized gain of $112 million and Royal Centre in Vancouver for C$428 million and a realized gain of $171 million.

During the second quarter of 2016, we acquired a portfolio of student housing properties in the United Kingdom for approximately $397 million, the Vintage Estate hotel and specialty retail center in Napa Valley, CA for $197 million and an additional portfolio of self-storage facilities for consideration of $151 million in our Opportunistic sector.

During the third quarter of 2016, through a fund in which the partnership is a limited partner, we acquired the remaining common shares of Rouse Properties, Inc. (“Rouse”) not previously owned by the partnership. In our Core Office segment, we sold One Shelley Street in Sydney for A$525 million for a realized gain of $132 million. In our Opportunistic sector, we sold a portfolio of hotel assets in Germany for net proceeds of approximately €240 million and a realized gain of $107 million.

Significant Developments through the third quarter of 2015
During the first quarter of 2015, we were successful in expanding our core office platform as a result of the acquisition of a further interest in Canary Wharf using proceeds raised at the end of 2014 through the issuance of preferred shares. We, in conjunction with our joint venture partner Qatar Investment Authority (“QIA”), acquired 100% of Canary Wharf (the “Canary Wharf Transaction”), a 9.5 million square feet office portfolio in London with an 11.5 million square feet development pipeline.

During the second quarter of 2015, we formed Brookfield D.C. Office Partners (“D.C. Fund”), to which we contributed three directly held assets and interests in an additional six assets from our Washington, D.C. office portfolio. We retained a 40% economic interest in the D.C. Fund. We also disposed of a 49% interest in 75 State Street in Boston and now account for the remaining interest as an equity accounted investment.

During the third quarter of 2015, we acquired an interest in Center Parcs Group (“Center Parcs UK”), which operates five short-break destinations across the United Kingdom for consideration of approximately $1,958 million. We also acquired an interest in Associated Estates Realty Corp. (“Associated Estates”), a real estate investment trust focused on apartment communities across the United States for consideration of approximately $2,559 million.

Summary Operating Results

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2016	2015	2016	2015
Commercial property revenue	$946	$805	$2,632	$2,396
Hospitality revenue	407	363	1,215	897
Investment and other revenue	56	99	142	293
Total revenue	1,409	1,267	3,989	3,586
Direct commercial property expense	367	333	1,008	968
Direct hospitality expense	254	240	783	642
Investment and other expense	—	54	1	114
Interest expense	430	397	1,247	1,137
Depreciation and amortization	63	45	188	122
General and administrative expense	146	174	415	406
Total expenses	1,260	1,243	3,642	3,389
Fair value gains, net	86	245	709	1,252
Share of earnings from equity accounted investments	420	238	836	1,051
Income before taxes	655	507	1,892	2,500
Income tax (benefit) expense	(961)	72	(733)	(109)
Net income	$1,616	$435	$2,625	$2,609
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	361	242	770	557
Net income attributable to Unitholders(1)	$1,255	$193	$1,855	$2,052

NOI(1)	$732	$595	$2,056	$1,683
FFO(1)	$209	$165	$643	$499
Company FFO(1)	$232	$218	$699	$597

(1)
This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Performance Measures” section on page 3. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section starting on page 9.

Our basic and diluted net income attributable to Unitholders per unit and weighted average units outstanding are calculated as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions, except per share information)	2016	2015	2016	2015
Net income attributable to Unitholders - basic(1)	$1,255	$193	$1,855	$2,052
Dilutive effect of conversion of capital securities - corporate	10	—	30	36
Net income attributable to Unitholders - diluted	$1,265	$193	$1,885	$2,088

Weighted average number of units outstanding - basic(1)	780.9	782.6	781.1	782.7
Conversion of capital securities - corporate and options	30.5	0.4	35.9	40.4
Weighted average number of units outstanding - diluted	811.4	783.0	817.0	823.1
Net income per unit attributable to Unitholders - basic(1)	$1.61	$0.25	$2.37	$2.62
Net income per unit attributable to Unitholders - diluted	$1.56	$0.25	$2.31	$2.54

(1)
Basic net income attributable to Unitholders per unit requires the inclusion of preferred shares of the Operating Partnership that are mandatorily convertible into LP Units without an add back to earnings of the associated carry on the preferred shares. Net income attributable to Unitholders per unit with the add back of the associated carry on the preferred shares would be $1.64 (2015 - $0.28) per unit and $2.49 (2015 - $2.73) per unit for the three and nine months ended September 30, 2016 and 2015, respectively.

Commercial property revenue and direct commercial property expense
For the three months ended September 30, 2016, commercial property revenue increased by $141 million compared to the same period in the prior year as a result of incremental capital allocated to higher yielding opportunistic investments, same-property growth in our Core Office platform and an increase in our asset base. Acquisitions made in 2015 and 2016, including the privatization of Rouse, Associated Estates, an office portfolio in Brazil, a self-storage portfolio, and a student housing portfolio contributed to a $162 million increase in revenue. These increases were offset by the disposition or partial disposition of mature office assets, some of which resulted in the deconsolidation of certain commercial properties, that provided the capital to pursue the aforementioned acquisitions. Significant dispositions, full or partial, include Royal Centre in Vancouver, Southern Cross East and West in Melbourne, One Shelley Street in Sydney and Manhattan West and One New York Plaza in New York City.

Direct commercial property expense increased by $34 million largely due to additional expenses relating to acquisitions during 2015 and 2016 as mentioned above, partially offset by the disposition of mature assets and the deconsolidation of certain commercial assets. Margins in 2016 were 61.2%, an improvement of 2.6% over 2015.

For the nine months ended September 30, 2016, commercial property revenue increased by $236 million compared to the same period in the prior year as a result of acquisition activity, as noted above, and same-property growth in our Core Office platform, particularly in Downtown New York as a result of lease commencements at Brookfield Place New York. Acquisitions made in 2015 and 2016 contributed $323 million of the increase in revenue. These increases were offset by the disposition or partial disposition of mature assets, as noted above.

Direct commercial property expense increased by $40 million largely due to additional expenses relating to acquisitions during 2015 and 2016 as mentioned above, partially offset by the disposition of mature assets and the deconsolidation of certain commercial assets. Margins in 2016 were 61.7%, an improvement of 2.1% over 2015.

Hospitality revenue and direct hospitality expense
Hospitality revenue increased to $407 million for the three months ended September 30, 2016, compared to $363 million in the same period in the prior year. Direct hospitality expense increased to $254 million for the three months ended September 30, 2016, compared to $240 million in the same period in the prior year. Hospitality revenue increased to $1,215 million for the nine months ended September 30, 2016, compared to $897 million in the same period in the prior year. Direct hospitality expense increased to $783 million for the nine months ended September 30, 2016, compared to $642 million in the same period in the prior year. Margins were 37.6% and 35.6% for the three and nine months ended September 30, 2016, respectively. This represents increases of 3.7% and 7.2% over the same periods in the prior year. These increases are primarily related to the acquisition of Center Parcs UK in the third quarter of 2015.

Investment and other revenue and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. Investment and other revenue decreased by $43 million for the three months ended September 30, 2016 as compared to the same period in the prior year. This decrease was primarily due to revenue we recorded in the prior period consisting of development fees earned in our industrial platform of $68 million.

Investment and other revenue decreased by $151 million for the nine months ended September 30, 2016 as compared to the same period in the prior year. This decrease was primarily due to revenue we recorded in the prior period consisting of development fees earned in our industrial platform of $137 million and preferred share dividends received from CXTD of $21 million.

Interest expense
Interest expense increased by $33 million and $110 million for the three and nine months ended September 30, 2016 as compared to the same periods in the prior year, respectively. These increases were due to the assumption of debt obligations as a result of acquisition activity and through incremental debt raised from temporary drawdowns on our credit facilities to source the capital required for acquisitions, partially offset by disposition activity.

General and administrative expense
General and administrative expense decreased by $28 million for the three months ended September 30, 2016 as compared to the same period in the prior year primarily attributable to higher transaction costs in the prior year related to the acquisition of Associated Estates and Center Parcs UK. General and administrative expense increased by $9 million for the nine months ended September 30, 2016 as compared to the same period in the prior year. These increases were primarily attributable to operating costs of newly acquired entities, including Associated Estates, Center Parcs UK, and portfolios of office assets in Brazil, self-storage assets in the United States, and student housing assets in the United Kingdom, offset by higher transaction costs in the prior year.

Fair value gains, net
While we measure and record our commercial properties and developments using valuations prepared by management in accordance with our policy, external appraisals and market comparables, when available, are used to support our valuations.

Fair value (losses) gains, net for our Core Office sector in the three and nine months ended September 30, 2016 were ($142) million and $5 million, respectively. The valuation loss in the current quarter primarily relates to properties in New York, Calgary and Toronto due to leasing changes.

The prior year included significant fair value gains in New York and Sydney, mainly as a result of cash flow changes, based on leases signed during the period and some discount and capitalization rate compression to reflect improvements in the office markets in the impacted regions.

Fair value (losses) gains, net for the Core Retail segment relate to the depreciation or appreciation of our warrants in GGP which fluctuate with changes in the market price of the underlying shares.

Fair value gains, net for the Opportunistic segment in the three and nine months ended September 30, 2016 were $378 million and $659 million, respectively. These were primarily related to fair value gains we recorded from the sale of Hard Rock trademarks of $132 million and the sale of a portfolio of hospitality assets in Germany of $107 million. In addition, the increase is due to fair value gains from our self storage and triple net lease portfolios due to tightening capitalization rates, as supported by comparable market and transaction data. These increases were partially offset by fair value losses in our multifamily portfolio in the Southern United States due to widening capitalization rates.

In addition, for the three months ended September 30, 2016, we recorded no fair value gains or losses (2015 - fair value losses of $18 million) and for the nine months ended September 30, 2016 we recorded fair value gains of $11 million (2015 - fair value losses of $40 million), primarily related to mark-to-market adjustments of financial instruments and the settlement of derivative contracts during the period.

Share of net earnings from equity accounted investments
Our most material equity accounted investments are Canary Wharf in our Core Office sector, GGP in our Core Retail sector and the Diplomat hotel and our interest in the second value-add multifamily fund in our Opportunistic segment.

Our share of net earnings from equity accounted investments for the three months ended September 30, 2016 of $420 million, represents an increase of $182 million compared to the prior year. The increase was driven by our Core Office sector as a result of fair value gains on properties in the United States compared to fair value losses in the prior period and the mark-to-market adjustment of certain interest rate derivative contracts, of which the loss was greater in the prior period. Also contributing to the increase were higher fair value gains in our Core Retail sector and realized gains on the disposition of a portfolio of industrial properties in our Opportunistic sector.

Our share of net earnings from equity accounted investments for the nine months ended September 30, 2016 of $836 million, represents a decrease of $215 million compared to the prior year. Lower valuation gains were recognized in the current year on a year-to-date basis in our Core Office and Core Retail investments, offset by an increase of fair value gains in our Opportunistic sector, as a result of realized gains from dispositions of industrial and multifamily assets in the current year.

Income tax (benefit) expense
During the quarter, we undertook a reorganization to consolidate the ownership of certain subsidiaries holding our core retail and office assets. As a result of the reorganization, there was a change in the tax rate applicable to those subsidiaries, which resulted in a deferred tax recovery during the period, which reduced deferred tax liabilities by approximately $900 million.

Reconciliation of Non-IFRS measures
As described in the “Performance Measures” section on page 3, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

Commercial property NOI increased by $107 million to $579 million during the three months ended September 30, 2016 compared with $472 million during the same period in the prior year. For the nine months ended September 30, 2016, commercial property NOI increased by $196 million to $1,624 million compared with $1,428 million during the same period in the prior year. The increases are primarily driven by acquisitions across our portfolio and same-property growth, offset by the disposition of mature assets, the deconsolidation of certain assets following partial dispositions thereof and the negative impact of foreign exchange.

Hospitality NOI increased by $30 million to $153 million during the three months ended September 30, 2016 compared with $123 million during the same period in the prior year. For the nine months ended September 30, 2016, hospitality NOI increased by $177 million to $432 million during compared with $255 million during the same period in the prior year. These increases are primarily due to the acquisition of Center Parcs UK.

The following table reconciles NOI to net income for the three and nine months ended September 30, 2016 and 2015:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2016	2015	2016	2015
Commercial property revenue	$946	$805	$2,632	$2,396
Direct commercial property expense	(367)	(333)	(1,008)	(968)
Commercial property NOI	579	472	1,624	1,428
Hospitality revenue	407	363	1,215	897
Direct hospitality expense	(254)	(240)	(783)	(642)
Hospitality NOI	153	123	432	255
Total NOI	732	595	2,056	1,683
Investment and other revenue	56	99	142	293
Share of net earnings from equity accounted investments	420	238	836	1,051
Interest expense	(430)	(397)	(1,247)	(1,137)
Depreciation and amortization	(63)	(45)	(188)	(122)
General and administrative expense	(146)	(174)	(415)	(406)
Investment and other expense	—	(54)	(1)	(114)
Fair value gains, net	86	245	709	1,252
Income before taxes	655	507	1,892	2,500
Income tax benefit (expense)	961	(72)	733	109
Net income	$1,616	$435	$2,625	$2,609
Net income attributable to non-controlling interests	361	242	770	557
Net income attributable to Unitholders	$1,255	$193	$1,855	$2,052

The following table reconciles net income to FFO and Company FFO for the three and nine months ended September 30, 2016 and 2015:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2016	2015	2016	2015
Net income	$1,616	$435	$2,625	$2,609
Add (deduct):
Fair value gains, net	(86)	(245)	(709)	(1,252)
Share of equity accounted fair value gains, net	(230)	(59)	(208)	(542)
Depreciation and amortization of real estate assets	55	39	170	104
Income tax (benefit) expense	(961)	72	(733)	(109)
Non-controlling interests in above items	(185)	(77)	(502)	(311)
FFO	$209	$165	$643	$499
Add (deduct):
Depreciation and amortization of real-estate assets, net(1)	7	7	18	20
Transaction costs, net(1)	15	33	34	58
Gains/losses associated with non-investment properties, net(1)	(11)	2	(31)	(12)
Net contribution from GGP warrants(2)	12	11	35	32
Company FFO	$232	$218	$699	$597

(1)	Presented net of non-controlling interests.

(2)
Represents incremental FFO that would have been attributable to the partnership’s share of GGP, if all outstanding warrants of GGP had been exercised on a cashless basis. It also includes the dilution adjustments to FFO as a result of the net settled warrants.

FFO increased to $209 million during the three months ended September 30, 2016 compared with $165 million during the same period in the prior year. For the nine months ended September 30, 2016, FFO increased to $643 million compared with $499 million during the same period in the prior year. These increases were driven by acquisition activity since the prior period, including Rouse, Associated Estates, an office portfolio in Brazil, a self-storage portfolio in the U.S., and Center Parcs UK, as well as positive same-property growth in our Core Office and Core Retail sectors. These increases were partially offset by the negative impact of foreign exchange rate fluctuations on our earnings from operations outside of the U.S.

Statement of Financial Position Highlights and Key Metrics

(US$ Millions)	Sep. 30, 2016	Dec. 31, 2015
Investment properties
Commercial properties	$42,234	$39,111
Commercial developments	2,993	2,488
Equity accounted investments	16,830	17,638
Hospitality assets	4,880	5,016
Cash and cash equivalents	1,562	1,035
Assets held for sale	3,033	805
Total assets	77,650	71,866
Debt obligations	31,790	30,526
Liabilities associated with assets held for sale	1,726	242
Total equity	34,476	30,933
Equity attributable to Unitholders	$22,616	$21,958
Equity per unit(1)	$30.98	$30.09
(1) Assumes conversion of mandatorily convertible preferred shares. See page 12 for additional information.

As of September 30, 2016, we had $77,650 million in total assets, compared with $71,866 million at December 31, 2015. This $5,784 million increase reflects acquisition activity since the prior year, including the acquisition of our self-storage platform and student housing portfolio. In addition, following the acquisition of incremental interests in Rouse, we are now consolidating this investment, which was previously accounted for under the equity method.

Our investment properties are comprised of commercial, operating, rent-producing properties and commercial developments including active sites and those in planning for future development and land. Commercial properties increased from $39,111 million at the end of 2015 to $42,234 million at September 30, 2016. The increase was largely due to the acquisition of Rouse, our self-storage and student housing portfolios, as well as incremental capital spend to maintain or enhance properties and the impact of foreign exchange. This was offset by the full or partial disposition of certain assets during the year, and the reclassification of certain properties to assets held for sale.

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of commercial developments was $2,993 million at September 30, 2016, an increase of $505 million from the balance at December 31, 2015. The increase is primarily attributable to acquisitions of development properties and additional capital spend on our active developments.

The following table presents the changes in investment properties from December 31, 2015 to September 30, 2016:

	Sep. 30, 2016
(US$ Millions)	Commercial properties	Commercial developments
Commercial properties, beginning of period	$39,111	$2,488
Acquisitions	5,686	254
Capital expenditures	536	629
Dispositions	(230)	(9)
Fair value gains, net	294	158
Foreign currency translation	501	(138)
Reclassifications to assets held for sale and other changes	(3,664)	(389)
Commercial properties, end of period	$42,234	$2,993

Equity accounted investments, decreased by $808 million since December 31, 2015 primarily due to the reclassification of Rouse to our consolidated results following its privatization in July of the current year and disposition activity, including the sale of our German hotel portfolio and a portfolio of industrial assets in the United States. In addition, the decrease reflects the weakening of the British Pound against the U.S. Dollar, primarily related to our investment in Canary Wharf.

The following table presents a roll-forward of changes in our equity accounted investments:

(US$ Millions)	Sep. 30, 2016
Equity accounted investments, beginning of period	$17,638
Additions	382
Disposals and return of capital distributions	(766)
Share of net income	836
Distributions received	(278)
Foreign exchange	(410)
Reclassification to assets held for sale	(544)
Other	(28)
Equity accounted investments, end of period	$16,830

Hospitality assets decreased by $136 million since December 31, 2015, primarily as a result of depreciation expense during the period ended September 30, 2016 and the impact of foreign exchange related to our Center Parcs UK portfolio, offset by capital spend on the properties.

As of September 30, 2016, assets held for sale included three properties in our Core Office segment, as well as five industrial assets in Spain, Italy, and China and a portfolio of multifamily assets in the United States, as we intend to sell controlling interests in these properties to third parties in the next 12 months.

Our debt obligations increased to $31,790 million at September 30, 2016 from $30,526 million at December 31, 2015. Contributing to this increase was the addition of property-specific borrowings related to acquisition activity during the period, as noted above. These increases were partially offset by the disposition of encumbered assets during the period and the repayment of temporary draws on credit facilities used to fund these acquisitions.

The following table presents additional information on our partnership’s outstanding debt obligations:

(US$ Millions)	Sep. 30, 2016	Dec. 31, 2015
Corporate borrowings	$1,830	$1,632
Funds subscription facilities	529	1,594
Non-recourse borrowings
Property-specific borrowings	27,753	25,938
Subsidiary borrowings	1,678	1,362
Total debt obligations	$31,790	$30,526
Current	4,624	8,580
Non-current	27,166	21,946
Total debt obligations	$31,790	$30,526

The following table presents the components used to calculate equity attributable to Unitholders per unit:

(US$ Millions, except unit information)	Sep. 30, 2016	Dec. 31, 2015
Total equity	$34,476	$30,933
Less:
Interests of others in operating subsidiaries and properties	11,860	8,975
Equity attributable to Unitholders	22,616	21,958
Mandatorily convertible preferred shares	1,570	1,554
Total equity attributable to Unitholders	24,186	23,512
Partnership units	710,669,704	711,412,925
Mandatorily convertible preferred shares	70,038,910	70,038,910
Total partnership units	780,708,614	781,451,835
Equity attributable to Unitholders per unit	$30.98	$30.09

Equity attributable to Unitholders was $22,616 million at September 30, 2016, an increase of $658 million from the balance at December 31, 2015. Assuming the conversion of mandatorily convertible preferred shares, equity attributable to unitholders increased to $30.98 per unit at September 30, 2016 from $30.09 per unit at December 31, 2015. The increase was due to current period net income, as noted above, partially offset by the impact of foreign exchange.

Interests of others in operating subsidiaries and properties was $11,860 million at September 30, 2016, an increase of $2,885 million from the balance of $8,975 million at December 31, 2015. The increase was primarily a result of the acquisition of new investments through

Brookfield Asset Management-sponsored funds in which the partnership is a limited partner and additional closes on the second opportunity fund reducing our interests therein.

SUMMARY OF QUARTERLY RESULTS

	2016			2015				2014
(US$ Millions, except per unit information)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$1,409	$1,333	$1,247	$1,267	$1,267	$1,170	$1,149	$1,070
Direct operating costs	621	594	576	573	573	504	533	524
Net income	1,616	569	440	1,157	435	1,165	1,009	1,595
Net income attributable to unitholders	1,255	349	251	863	193	1,026	833	1,492
Net income per share attributable to unitholders - basic	$1.61	$0.45	$0.32	$1.10	$0.25	$1.31	$1.06	$2.09
Net income per share attributable to unitholders - diluted	$1.56	$0.44	$0.32	$1.06	$0.25	$1.26	$1.02	$1.97

Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, as well as the impact of leasing activity at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality. Seasonality primarily affects our retail assets, wherein the fourth quarter exhibits stronger performance in conjunction with the holiday season. In addition, our North American hospitality assets generally have stronger performance in the winter and spring months compared to the summer and fall months, while our European hospitality assets exhibit the strongest performance during the summer months. Fluctuations in our net income is also impacted by the fair value of properties in the period to reflect changes in valuation metrics driven by market conditions or property cash flows.

SEGMENT PERFORMANCE

Our operations are organized into four operating segments which include Core Office, Core Retail, Opportunistic and Corporate.

The following table presents FFO by segment for comparison purposes:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2016	2015	2016	2015
Core Office	$142	$155	$445	$422
Core Retail	95	96	297	280
Opportunistic	97	38	262	162
Corporate	(125)	(124)	(361)	(365)
FFO	$209	$165	$643	$499

The following table presents equity attributable to Unitholders by segment as of September 30, 2016 and December 31, 2015:

(US$ Millions)	Sep. 30, 2016	Dec. 31, 2015
Core Office	$15,196	$15,984
Core Retail	8,852	8,579
Opportunistic	4,429	4,251
Corporate	(5,861)	(6,856)
Total	$22,616	$21,958

Core Office

Our Core Office segment consists of interests in 149 office properties totaling approximately 101 million square feet, which are located primarily in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto and Berlin among others and consists primarily of our 100% common share interest in BPO and our 50% joint venture interest in Canary Wharf.

The following table presents FFO and net income attributable to Unitholders in our Core Office segment for the three and nine months ended September 30, 2016 and 2015:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2016	2015	2016	2015
FFO	$142	$155	$445	$422
Net income attributable to Unitholders	141	112	495	1,966

FFO from our Core Office segment was $142 million for the three months ended September 30, 2016 as compared to $155 million in the same period in the prior year. The decrease is largely attributable to asset dispositions, offset by same-property growth, particularly at Brookfield Place New York. For the nine months ended September 30, 2016, FFO from our Core Office segment was $445 million as compared to $422 million in the same period in the prior year. This increase is largely attributable to rental income being recognized from the lease-up of vacant space at Brookfield Place New York, offset by the impact of asset sales.

Net income attributable to Unitholders increased by $29 million to $141 million during the three months ended September 30, 2016 as compared to $112 million during the same period in 2015. This increase was primarily attributable to higher share of earnings from equity accounted investments as a result of mark-to-market adjustments on certain derivative contracts partially offset by fair value losses in the current year as a result of leasing changes in New York, Calgary and Toronto.

Net income attributable to Unitholders decreased by $1,471 million to $495 million during the nine months ended September 30, 2016 as compared to $1,966 million during the same period in 2015. The decrease was primarily a result of higher fair value gains recorded in the prior period due to the strengthening of market conditions and leasing during the period primarily in New York, London and Sydney, as well as a gain upon contribution of our prior 22% interest in Canary Wharf to our joint venture with QIA in the prior year. This decrease was offset by an income tax benefit as a result of a reorganization of our interests in certain subsidiaries that resulted in a reduction in the tax rate applied to these subsidiaries and higher fair value losses on certain interest rate derivative contracts in the prior year.

The following table presents key operating metrics for our Core Office portfolio as at and for the three months ended September 30, 2016 and 2015:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Sep. 30, 2016	Sep. 30, 2015	Sep. 30, 2016	Sep. 30, 2015
Total portfolio:
NOI(1)	$284	$292	$110	$110
Number of properties	81	91	68	47
Leasable square feet (in thousands)	54,106	57,323	27,120	21,773
Occupancy	89.9%	91.7%	94.4%	96.1%
In-place net rents (per square foot)(2)	$27.84	$27.95	$40.80	$39.67
Same-property:
NOI(1,2)	$264	$251	$95	$94
Number of properties	67	67	41	41
Leasable square feet (in thousands)	52,611	52,765	19,568	19,548
Occupancy	90.3%	91.6%	96.3%	96.3%
In-place net rents (per square foot)(2)	$27.90	$26.81	$50.06	$49.08
(1) NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the property.
(2) Prior period presented using the September 30, 2016 exchange rate.

NOI from our consolidated properties decreased to $284 million during the three months ended September 30, 2016 from $292 million during the same period in 2015. This decrease was primarily due to the negative impact of foreign exchange and dispositions in New York, Boston, Seattle, Vancouver, Melbourne, Sydney and Toronto, offset by the incremental NOI contribution from new leases, primarily in Downtown New York.

Same-property NOI for our consolidated properties for the three months ended September 30, 2016 compared with the same period in the prior year increased by $13 million to $264 million. This increase was primarily the result of lease commencements in Downtown New York and higher in-place net rents.

NOI from our unconsolidated properties, which is presented on a proportionate basis, was unchanged at $110 million during the three months ended September 30, 2016, compared to the prior year. This reflects a full quarter of NOI from assets that have been deconsolidated since September 2015, offset by lower occupancy rates which decreased to 94.4% from 96.1% primarily as a result of the acquisition of a portfolio in Berlin, where occupancy is lower than in the remainder of the unconsolidated portfolio.

The following table presents certain key operating metrics related to leasing activity in our Core Office segment for the three months ended September 30, 2016 and 2015:

	Total portfolio
(US$ Millions, except where noted)	Sep. 30, 2016	Sep. 30, 2015
Leasing activity (square feet in thousands)
New leases	1,298	844
Renewal leases	1,115	949
Total leasing activity	2,413	1,793
Average term (in years)	8.1	8.4
Year one leasing net rents (per square foot)(1)	$30.73	$33.87
Average leasing net rents (per square foot)(1)	34.50	35.79
Expiring net rents (per square foot)(1)	29.39	29.14
Estimated market net rents for similar space (per square foot)(1)	38.74	38.99
Tenant improvement and leasing costs (per square foot)	71.59	34.47
(1) Presented using normalized foreign exchange rates, using the September 30, 2016 exchange rate.

For the three months ended September 30, 2016, we leased over 2.4 million square feet at average in-place net rents of $34.50 per square foot. Approximately 54% of our leasing activity represented new leases. Our overall Core Office portfolio’s in-place net rents are currently 17% below market net rents, which gives us confidence that we will be able to increase our NOI in the coming years, as we sign new leases. For the three months ended September 30, 2016, tenant improvements and leasing costs related to leasing activity were $71.59 per square foot, compared to $34.47 per square foot in the prior year.

We calculate net rent as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortization of free rent periods. This measure represents the amount of cash, on a per square foot basis, generated from leases in a given period.

The following table presents fair value gains (losses) from consolidated and unconsolidated investments in our Core Office segment for the three and nine months ended September 30, 2016 and 2015:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2016	2015	2016	2015
Consolidated properties	$(142)	$1	$5	$1,024
Unconsolidated properties(1)	96	(14)	30	313
Total fair value (losses) gains, net	$(46)	$(13)	$35	$1,337
(1) Fair value gains for unconsolidated properties are presented on a proportionate basis, representing the Unitholders’ interest in the investment.

We recorded fair value losses, net of $(46) million in the three months ended September 30, 2016 as compared to $(13) million in the same period in the prior year. For the nine months ended September 30, 2016, we recorded fair value gains, net of $35 million as compared to $1,337 million in the same period in the prior year. The losses were driven by fair value losses in our New York, Calgary and Toronto office portfolios, as a result of leasing changes. The prior year included fair value gains in our U.S. and Australian office portfolio, mainly as a result of cash flow changes and discount and terminal capitalization rate compression, as well as a gain upon contributing our prior interest in Canary Wharf to our joint venture with QIA. These gains were partially offset by fair value losses on certain derivative contracts within our investment in Canary Wharf within unconsolidated properties.

The key valuation metrics for commercial properties in our Core Office segment on a weighted-average basis are as follows:

	Sep. 30, 2016			Dec. 31, 2015
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties
United States	7.0%	5.6%	12	6.9%	5.7%	12
Canada	6.2%	5.6%	10	6.1%	5.5%	10
Australia	7.4%	6.2%	10	7.6%	6.2%	10
Europe	6.0%	5.0%	12	6.0%	5.1%	12
Brazil	9.3%	7.5%	10	9.3%	7.5%	10
Unconsolidated properties
United States	6.5%	5.4%	11	6.3%	5.3%	11
Australia	7.3%	6.4%	10	7.4%	6.1%	10
Europe(1)	5.1%	5.0%	10	5.1%	5.1%	10

(1)
Certain properties in Europe accounted for under the equity method are valued using both discounted cash flow and yield models. For comparative purposes, the discount and terminal capitalization rates and investment horizon calculated under the discounted cash flow method are presented in the table above.

The following table provides an overview of the financial position of our Core Office segment as at September 30, 2016 and December 31, 2015:

(US$ Millions)	Sep. 30, 2016	Dec. 31, 2015
Investment properties
Commercial properties	$23,351	$25,048
Commercial developments	2,170	1,627
Equity accounted investments	7,438	7,697
Participating loan interests	510	449
Accounts receivable and other	790	783
Cash and cash equivalents	402	430
Assets held for sale	1,880	506
Total assets	$36,541	$36,540
Debt obligations	13,540	13,818
Capital securities	1,075	1,151
Accounts payable and other liabilities	1,517	1,583
Deferred tax liability	1,123	1,193
Liabilities associated with assets held for sale	1,001	105
Non-controlling interests of others in operating subsidiaries and properties	3,089	2,706
Equity attributable to Unitholders	$15,196	$15,984

Equity attributable to Unitholders decreased by $788 million to $15,196 million at September 30, 2016 from $15,984 million at December 31, 2015. The decrease was primarily a result of reinvesting the net proceeds from the sale of One New York Plaza, World Square Retail and One Shelley Street in Sydney and Royal Centre in Vancouver, as well as upfinancings within our Core Office portfolio.

Commercial properties totaled $23,351 million at September 30, 2016, compared to $25,048 million at December 31, 2015. The decrease was primarily due to the disposition or reclassification of properties to assets held for sale.

Commercial developments increased by $543 million between December 31, 2015 and September 30, 2016. The increase is as a result of incremental capital expenditures on existing commercial developments as well as acquisition activity during the period.

The following table summarizes the scope and progress of active developments in our Core Office segment as of September 30, 2016:

	Total	Proportionate			Cost				Loan
(Millions, except square feet in thousands)	square feet under construction (in 000’s)	square feet under construction (in 000’s)	Expected date of cash stabilization	Percent pre-leased	Total(1)		To-date		Total		Drawn
Office:
L’Oréal Brazil Headquarters, Rio de Janeiro	197	92	Q4 2017	100%	R$	137	R$	77	R$	—	R$	—
Brookfield Place East Tower, Calgary	1,400	1,400	Q3 2018	81%	C$	799	C$	564	C$	575	C$	291
Principal Place - Commercial, London	621	621	Q1 2020	84%		£376		£270		£280		£170
London Wall Place, London(2)	505	253	Q2 2020	73%		£203		£146		£137		£72
One Manhattan West, Midtown New York(2)	2,117	1,186	Q4 2020	30%		$1,063		$259		$700		$73
655 New York Avenue, Washington, D.C.(2)	766	383	Q2 2021	70%		$285		$99		$200		$34
100 Bishopsgate, London	938	938	Q4 2021	38%		£875		£373		£515		£46
1 Bank Street, London(2)	715	358	Q1 2023	40%		£247		£69		£183		£—
Multifamily:
Three Manhattan West, Midtown New York(2)	587	329	Q3 2018	n/a		$414		$296		$268		$130
Camarillo, California	413	409	Q1 2019	n/a		$127		$49		$83		$3
Greenpoint Landing Building G, New York	250	238	Q4 2019	n/a		$273		$76		$179		$—
Newfoundland, London(2)	546	273	Q4 2020	n/a		£242		£84		£174		£—
Principal Place - Residential, London(2)	303	152	n/a	n/a		£190		£61		£122		£6
Shell Centre - Residential, London(2)	529	132	n/a	n/a		£164		£62		£96		£15
Total	9,887	6,764

(1)	Net of NOI earned during stabilization.

(2)	Presented on a proportionate basis at our ownership interest in each of these developments.

The following table presents changes in our partnership’s equity accounted investments in the Core Office segment from December 31, 2015 to September 30, 2016:

(US$ Millions)	Sep. 30, 2016
Equity accounted investments, beginning of period	$7,697
Additions	229
Disposals and return of capital distributions	(81)
Share of net income, including fair value gains	248
Distributions received	(68)
Foreign exchange	(394)
Reclassification to assets held for sale	(205)
Other	12
Equity accounted investments, end of period	$7,438

Equity accounted investments decreased by $259 million since December 31, 2015 to $7,438 million at September 30, 2016. The decrease was primarily driven by the impact of the weakening British Pound, reclassifications to assets held for sale and disposition activity.

At September 30, 2016, we have three properties in New York, Washington, D.C., and London classified as assets held for sale as we intend to sell controlling interests in these properties to third parties in the next 12 months. Assets held for sale at December 31, 2015 consisted of properties in Sydney and Vancouver and have since been disposed of.

Debt obligations decreased from $13,818 million at December 31, 2015 to $13,540 million at September 30, 2016. This decrease is the result of the repayment of debt following the disposition of certain properties and the impact of foreign exchange, offset by refinancing activity of property-level debt related to office properties and drawdowns on existing facilities to fund capital expenditures on development properties.

The following table provides additional information on our outstanding capital securities – Core Office:

(US$ Millions)	Shares outstanding	Cumulative dividend rate	Sep. 30, 2016	Dec. 31, 2015
BPO Class AAA Preferred Shares:
Series G(1)	3,236,308	5.25%	$81	$84
Series H(2)	—	5.75%	—	128
Series J(1)	6,592,443	5.00%	125	125
Series K(1)	4,995,414	5.20%	95	90
BPO Class B Preferred Shares:
Series 1(3)	3,600,000	70% of bank prime	—	—
Series 2(3)	3,000,000	70% of bank prime	—	—
Capital Securities – Fund Subsidiaries			774	724
Total capital securities			$1,075	$1,151

(1)
BPY and its subsidiaries own 1,003,549, 1,000,000, and 1,004,586 shares of Series G, Series J, and Series K Class AAA preferred shares of BPO as of September 30, 2016, respectively, which has been reflected as a reduction in outstanding shares of the BPO Class AAA Preferred Shares.

(2)	The BPO Class AAA Series H Preferred Shares were redeemed on May 23, 2016 for cash of C$25.00 per share plus accrued and unpaid dividends thereon.
(3) BPO Class B Preferred Shares, Series 1 and 2 capital securities - corporate are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

We had $774 million of capital securities – fund subsidiaries outstanding at September 30, 2016 as compared to $724 million at December 31, 2015. Capital securities – fund subsidiaries includes $732 million (December 31, 2015 - $683 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in the fund, which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. In addition, capital securities – fund subsidiaries also includes $42 million at September 30, 2016 (December 31, 2015 - $41 million) which represents the equity interests held by the partnership’s co-investor in the D.C. Fund which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

Reconciliation of Non-IFRS Measures – Core Office

The key components of NOI in our Core Office segment are presented below:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2016	2015	2016	2015
Commercial property revenue	$528	$542	$1,569	$1,665
Direct commercial property expense	(244)	(250)	(710)	(761)
Total NOI	$284	$292	$859	$904

The following table reconciles Core Office NOI to net income for the three and nine months ended September 30, 2016 and 2015:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2016	2015	2016	2015
Same-property net operating income	$264	$251	$802	$735
Currency variance	—	—	—	13
Net operating income related to acquisitions and dispositions	20	41	57	156
Total NOI	284	292	859	904
Investment and other revenue	28	17	82	85
Investment and other expense	(1)	—	(1)	—
Share of net earnings from equity accounted investments	164	53	248	455
Interest expense	(159)	(162)	(487)	(509)
Depreciation and amortization	(3)	(3)	(10)	(12)
General and administrative expense	(36)	(32)	(110)	(100)
Fair value gains, net	(142)	1	5	1,024
Income before taxes	135	166	586	1,847
Income tax benefit (expense)	47	(19)	(13)	241
Net income	182	147	573	2,088
Net income attributable to non-controlling interests	41	35	78	122
Net income attributable to Unitholders	$141	$112	$495	$1,966

The following table reconciles Core Office net income to FFO for the three and nine months ended September 30, 2016 and 2015:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2016	2015	2016	2015
Net income	$182	$147	$573	$2,088
Add (deduct):
Fair value gains, net	142	(1)	(5)	(1,024)
Share of equity accounted fair value losses (gains), net	(96)	14	(30)	(313)
Income tax expense (benefit)	(47)	19	13	(241)
Non-controlling interests in above items	(39)	(24)	(106)	(88)
FFO	$142	$155	$445	$422

The following table reconciles Core Office share of net earnings from equity accounted investments for the three and nine months ended September 30, 2016 and 2015:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2016	2015	2016	2015
Unconsolidated properties NOI	$110	$110	$356	$355
Unconsolidated properties fair value gains, net	96	(14)	30	313
Other	(42)	(43)	(138)	(213)
Share of net earnings from equity accounted investments	$164	$53	$248	$455

Core Retail

Our Core Retail segment consists of 126 regional malls and urban retail properties containing 124 million square feet in the United States through our 29% interest in GGP (34% on a fully-diluted basis, assuming all outstanding warrants are exercised). Our investment in GGP is accounted for under the equity method.

The following table presents FFO and net income attributable to Unitholders in our Core Retail segment for the three and nine months ended September 30, 2016 and 2015:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2016	2015	2016	2015
FFO	$95	$96	$297	$280
Net income attributable to Unitholders	9	162	413	334

FFO earned in our Core Retail platform for the three months ended September 30, 2016 was $95 million compared to $96 million for the same period in the prior year. For the nine months ended September 30, 2016, FFO earned in our Core Retail platform was $297 million compared to $280 million for the same period in the prior year. Same-property growth in our portfolio and lower interest expense as a result of refinancing of property level debt was offset by the impact of the disposition of mature assets since September 30, 2015.

Net income attributable to Unitholders decreased by $153 million to $9 million for the three months ended September 30, 2016 as compared to $162 million during the same period in the prior year. The decrease in net income attributable to Unitholders is due to mark-to-market adjustments on our investment in GGP warrants, as a result of a decrease in GGP’s share price in the current quarter compared to an increase in the comparative quarter in the prior year.

Net income attributable to Unitholders increased by $79 million to $413 million for the nine months ended September 30, 2016 as compared to $334 million during the same period in the prior year. The increase in net income attributable to Unitholders is due to greater mark-to-market adjustments on our investment in GGP warrants, as a result of an increase in GGP’s share price in the current period compared to a decrease in the prior year.

The following table presents key operating metrics in our Core Retail portfolio as at and for the three months ended September 30, 2016 and 2015:

	Unconsolidated
(US$ Millions, except where noted)	Sep. 30, 2016	Sep. 30, 2015
NOI:
Total portfolio(1)	$160	$167
Same-property(1)	157	151
Number of malls and urban retail properties	126	131
Leasable square feet (in thousands)	124,028	127,395
Occupancy(2)	95.5%	95.7%
In-place net rents (per square foot)(2)	62.52	60.52
Tenant Sales (per square foot)(2)	583	600
(1) NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the investments.
(2) Presented on a same-property basis.

NOI, which is presented on a proportionate basis, decreased to $160 million from $167 million in the prior year, due to the impact of dispositions, which was partially offset by better operating performance. On a same-property basis, NOI on unconsolidated properties increased by $6 million to $157 million from $151 million due to increases in rental rates and higher tenant sales.

The results of our operations are primarily driven by changes in occupancy and in-place rental rates. The following table presents new and renewal leases with commencement dates in 2016 and 2017 compared to expiring leases for the prior tenant in the same suite, for leases where the downtime between new and previous tenant is less than 24 months, among other metrics.

	Total Portfolio
(US$ Millions, except where noted)	Sep. 30, 2016	Sep. 30, 2015
Number of leases	1,789	1,934
Leasing activity (square feet in thousands)	5,690	5,795
Average term in years	6.8	6.6
Initial rent per square foot(1)	$65.16	$65.92
Expiring rent per square foot(2)	59.03	59.16
Initial rent spread per square foot	6.13	6.76
% change	10.4%	11.4%
Tenant allowances and leasing costs	109	113
(1) Represents initial rent over the term consisting of base minimum rent and common area costs.
(2) Represents expiring rent at end of lease consisting of base minimum rent and common area costs.

Through September 30, 2016, we leased approximately 5.7 million square feet at initial rents approximately 10.4% higher than expiring net rents on a suite-to-suite basis. Additionally, for the nine months ended September 30, 2016, tenant allowances and leasing costs related to leasing activity were $109 million compared to $113 million during the same period in the prior year.

Our Core Retail portfolio occupancy rate at September 30, 2016 was 95.5%, down 0.2% from the same period of the prior year. In our Core Retail segment, we use in-place rents as a measure of leasing performance. In-place rents are calculated on a cash basis and consist of base minimum rent, plus reimbursements of common area costs, and real estate taxes. In-place rents increased to $62.52 at September 30, 2016 from $60.52 at September 30, 2015, as a result of strong leasing activity across our portfolio.

The following table presents fair value gains (losses), net from our investment in GGP for the three and nine months ended September 30, 2016 and 2015:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2016	2015	2016	2015
Fair value (losses) gains, net from GGP warrants	$(150)	$31	$34	$(119)
Fair value gains, net from GGP commercial properties	64	34	82	172
Total fair value (losses) gains, net	$(86)	$65	$116	$53

We recorded fair value losses, net of $150 million and gains of $31 million from our GGP warrants for the three months ended September 30, 2016 and 2015, respectively. We recorded fair value gains, net of $34 million and losses of $119 million from our GGP warrants for the nine months ended September 30, 2016 and 2015, respectively. Fair value (losses) gains, net for the GGP warrants relate to the depreciation or appreciation of the warrants which fluctuate with changes in the market price of the underlying shares.

We recorded total fair value gains, net of $64 million and $34 million from GGP’s commercial properties for the three months ended September 30, 2016 and 2015, respectively. The increase is primarily due to realized gains on the 49% disposition of Fashion Show Mall in the current period. We recorded total fair value gains, net of $82 million and $172 million from GGP’s commercial properties for the nine months ended September 30, 2016 and 2015, respectively. This decrease is due to higher prior period fair value gains on commercial properties and the realized gain on the partial disposition of Ala Moana in the prior period.

The key valuation metrics of these properties in our Core Retail segment on a weighted-average basis are presented in the following table. The valuations are most sensitive to changes in the discount rate, terminal capitalization rate, and timing or variability of cash flows.

	Sep. 30, 2016			Dec. 31, 2015
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Unconsolidated properties
United States	7.5%	5.9%	10	7.4%	5.8%	10

Equity attributable to Unitholders in the Core Retail segment increased by $273 million at September 30, 2016 from December 31, 2015 due to the net income attributable to Unitholders, primarily related to the increase in the value of GGP warrants discussed above.

The following table presents an overview of the financial position of our Core Retail segment as at September 30, 2016 and December 31, 2015:

(US$ Millions)	Sep. 30, 2016	Dec. 31, 2015
Equity accounted investments	$7,455	$7,215
GGP warrants	1,397	1,364
Total assets	$8,852	$8,579
Total liabilities	—	—
Equity attributable to Unitholders	$8,852	$8,579

Equity accounted investments increased by $240 million driven by positive net income, partially offset by dividends received from GGP during the current period.

The following table presents a roll-forward of our partnership’s equity accounted investments from December 31, 2015 to September 30, 2016:

(US$ Millions)	Sep. 30, 2016
Equity accounted investments, beginning of period	$7,215
Share of net income, including fair value gains	379
Distributions received	(152)
Other	13
Equity accounted investments, end of period	$7,455

Reconciliation of Non-IFRS Measures – Core Retail

The following table reconciles Core Retail NOI to net income for the three and nine months ended September 30, 2016 and 2015:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2016	2015	2016	2015
Commercial property revenue	$—	$—	$—	$—
Direct commercial property expense	—	—	—	—
Total NOI	—	—	—	—
Fair value gains, net	(150)	31	34	(119)
Share of net earnings from equity accounted investments	159	130	379	452
Income before taxes	9	161	413	333
Income tax (expense)	—	—	—	—
Net income	9	161	413	333
Net income attributable to non-controlling interests	—	(1)	—	(1)
Net income attributable to Unitholders	$9	$162	$413	$334

The following table reconciles Core Retail net income to FFO for the three and nine months ended September 30, 2016 and 2015:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2016	2015	2016	2015
Net income	$9	$161	$413	$333
Add (deduct):
Share of equity accounted fair value (gains), net	(64)	(34)	(82)	(172)
Fair value losses (gains), net	150	(31)	(34)	119
FFO	$95	$96	$297	$280

Opportunistic

Our Opportunistic segment is comprised of the following:

•	110 office properties comprising 24 million square feet of office space in the United States, United Kingdom, Brazil and India;

•	Over 27 million square feet of retail space across 44 properties across the United States and in select Brazilian markets;

•
Over 46 million square feet of industrial space across 185 industrial properties, primarily consisting of modern logistics assets in North America and Europe, with an additional seven million square feet currently under construction;

•	Approximately 32,000 multifamily units across 110 properties throughout the United States;

•	Nineteen hospitality assets with approximately 14,100 rooms in North America, Europe and Australia;

•	Over 300 properties that are leased to automotive dealerships across North America on a triple net lease basis;

•	Over 160 self-storage facilities comprising of approximately 13 million square feet throughout the United States; and

•	Fourteen student housing properties with over 5,800 beds in the United Kingdom.

The following table presents NOI, FFO and net income attributable to Unitholders in our Opportunistic segment for the three and nine months ended September 30, 2016 and 2015:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2016	2015	2016	2015
NOI	$448	$303	$1,197	$779
FFO	97	38	262	162
Net income attributable to Unitholders	335	104	509	253

Since the prior year, we have made significant investments in our Opportunistic segment. We have also invested in new asset classes, including self-storage and student housing. These investments are the primary driver of the increased earnings for the periods presented. These investments include the following:

•	Acquired the remaining common shares of Rouse in the third quarter of 2016;

•	Acquired a portfolio of 13 student housing properties throughout the United Kingdom in the second quarter of 2016;

•	Acquired the Vintage Estate hotel and specialty retail center in Napa Valley, CA in the second quarter of 2016;

•	Acquired a portfolio of over 160 self-storage facilities throughout the United States throughout 2016;

•	Acquired a portfolio of seven office assets in Brazil in the fourth quarter of 2015 and the first quarter of 2016;

•	Acquired Center Parcs UK, which operates five short break destinations across the U.K. during the third quarter of 2015;

•	Acquired Associated Estates, which owns approximately 12,800 multifamily units across the United States, during the third quarter of 2015; and

•
Converted our interest in convertible preferred equity of CXTD into common equity in the entity during the third quarter of 2015. The investment was recognized at fair value at the date of conversion and is accounted for under the equity method as an associate.

Contributing to the increase in net income attributable to Unitholders were net income from the acquisitions noted above, as well as fair value gains, particularly related to our opportunistic office portfolio in India and Brazil, our industrial assets in the U.S. and Germany, our self-storage facilities in the U.S., and our triple net lease portfolio in the U.S. and Canada.

The following table presents key operating metrics for our Opportunistic portfolio as at September 30, 2016 and 2015:

	Equity attributable to Unitholders		Sep. 30, 2016
(US$ Millions, except where noted)	Sep. 30, 2016	Dec. 31, 2015	Number of properties	Total area (sq. ft. in thousands)	Units of measure	Occupancy %
Opportunistic Office	$600	$501	110	23,941	Sq. ft.	83.5%
Opportunistic Retail	972	786	44	27,156	Sq. ft.	89.1%
Industrial	547	510	185	46,157	Sq. ft.	90.0%
Multifamily	748	878	110	31,935	Units	94.8%
Hospitality	757	1,078	19	14,092	Rooms	n/a
Triple Net Lease	418	381	334	16,863	Sq. ft.	99.9%
Self-storage	179	—	161	12,707	Sq. ft.	88.3%
Student Housing	61	—	14	5,828	Beds	99.1%
Finance Funds	147	117	n/a	n/a	n/a	n/a
Total	$4,429	$4,251

The following table presents the contributions to fair value gains, net from consolidated and unconsolidated investments in our Opportunistic segment:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2016	2015	2016	2015
Consolidated properties	$378	$231	$659	$387
Unconsolidated properties(1)	70	39	96	57
Total fair value gains, net	$448	$270	$755	$444

(1)	Fair value gains for unconsolidated investments are presented on a proportionate basis, representing the Unitholders’ interest in the investments.

The key valuation metrics of our Opportunistic properties on a weighted-average basis are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Sep. 30, 2016			Dec. 31, 2015
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties
Opportunistic Office	10.8%	8.3%	6	11.5%	8.3%	6
Opportunistic Retail(1)	8.1%	n/a	n/a	7.5%	n/a	n/a
Industrial	7.4%	6.6%	10	7.6%	6.8%	10
Multifamily(1)	4.8%	n/a	n/a	5.1%	n/a	n/a
Triple Net Lease(1)	6.2%	n/a	n/a	6.3%	n/a	n/a
Self-storage(1)	6.1%	n/a	n/a	n/a	n/a	n/a
Student Housing(1)	6.0%	n/a	n/a	n/a	n/a	n/a
Unconsolidated properties
Opportunistic Office	9.0%	7.8%	5	8.3%	7.4%	5
Opportunistic Retail(1)	7.0%	n/a	n/a	7.2%	n/a	n/a
Industrial	7.0%	6.2%	10	7.1%	6.5%	10
Multifamily(1)	5.3%	n/a	n/a	5.4%	n/a	n/a

(1)
The valuation method used to value opportunistic retail, multifamily, triple net lease, self-storage and student housing properties is the direct capitalization method which is presented in the discounted rate column. The terminal capitalization rate and investment horizon are not applicable. under this valuation methodology.

The following table presents equity attributable to Unitholders in our Opportunistic segment:

(US$ Millions)	Sep. 30, 2016	Dec. 31, 2015
Investment properties	$19,706	$14,924
Hospitality assets	4,880	5,016
Equity accounted investments	1,937	2,726
Accounts receivable and other	3,283	3,080
Cash and cash equivalents	828	476
Assets held for sale	1,153	299
Total assets	$31,787	$26,521
Debt obligations	15,891	13,482
Capital securities	183	—
Accounts payable and other liabilities	1,756	1,638
Liabilities associated with assets held for sale	725	137
Non-controlling interests of others in operating subsidiaries and properties	8,803	7,013
Equity attributable to Unitholders	$4,429	$4,251

The increase in investment properties is primarily the result of acquisition activity and fair value gains in our opportunistic retail, self-storage, and triple net lease portfolios as a result of improved leasing and incremental capital expenditures to maintain and improve existing properties. These increases were partially offset by the disposition and reclassification of certain multifamily and industrial assets to assets held for sale.

The decrease in hospitality assets was the result of depreciation and the negative impact of foreign exchange from Center Parcs UK.

Equity accounted investments decreased during the nine months ended September 30, 2016 following the acquisition of incremental interests in Rouse. Consequently, we are now consolidating this investment. In addition, the decrease was attributable to the sale of a portfolio of hotels in Germany. These decreases were partially offset by net income from these investments during the period.

In addition to this portfolio, assets held for sale and related liabilities as of September 30, 2016 include industrial assets in Europe and China and multifamily assets in the United States, as we intend to sell controlling interests in these properties to third parties in the next 12 months.

Debt obligations increased due to the acquisitions mentioned above.

Reconciliation of Non-IFRS Measures - Opportunistic
NOI to net income:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2016	2015	2016	2015
Commercial property revenue	$418	$263	$1,063	$731
Hospitality revenue	407	363	1,215	897
Direct commercial property expense	(123)	(83)	(298)	(207)
Direct hospitality expense	(254)	(240)	(783)	(642)
Total NOI	448	303	$1,197	$779
Investment and other revenue	29	82	60	208
Interest expense	(195)	(154)	(541)	(414)
General and administrative expense	(54)	(90)	(149)	(145)
Investment and other expense	—	(54)	—	(114)
Depreciation and amortization	(60)	(42)	(178)	(110)
Fair value gains, net	378	231	659	387
Share of net earnings from equity accounted investments	97	55	209	144
Income before taxes	643	331	1,257	735
Income tax benefit (expense)	16	(11)	(45)	(36)
Net income	659	320	$1,212	$699
Net income attributable to non-controlling interests	324	216	703	446
Net income attributable to Unitholders	$335	$104	$509	$253

The following table reconciles Opportunistic net income to FFO for the three and nine months ended September 30, 2016 and 2015:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2016	2015	2016	2015
Net income	$659	$320	$1,212	$699
Add (deduct):
Fair value gains, net	(378)	(231)	(659)	(387)
Share of equity accounted fair value (gains), net	(70)	(39)	(96)	(57)
Depreciation and amortization of real estate assets	55	39	170	104
Income tax (benefit) expense	(16)	11	45	36
Non-controlling interests in above items	(153)	(62)	(410)	(233)
FFO	$97	$38	$262	$162

Corporate
The following table presents FFO and net income attributable to Unitholders in our corporate segment for the three and nine months ended September 30, 2016 and 2015:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2016	2015	2016	2015
FFO	$(125)	$(124)	$(361)	$(365)
Net income attributable to Unitholders	770	(185)	438	(501)

Certain amounts are allocated to our corporate segment as those activities should not be used to evaluate our segments’ operating performance.

FFO was a loss of $125 million (2015 - loss of $124 million) and $361 million (2015 - loss of $365 million) for the three and nine months ended September 30, 2016, respectively.

Interest expense contributed to this loss and for the three months ended September 30, 2016 was $76 million, and comprised $53 million of interest expense paid on capital securities and $23 million of interest expense on our credit facilities. This compares to interest expense of $81 million in the same period in the prior year. For the nine months ended September 30, 2016, interest expense totaled $219 million, and comprised of $160 million of interest expense paid on capital securities and $59 million of interest expense on our credit facilities. This compares to interest expense of $214 million in the same period in the prior year.

Another component of FFO is general and administrative expense, which, for the three months ended September 30, 2016 was $56 million and comprised $27 million of asset management fees, $4 million of equity enhancement fees and $25 million of other corporate costs. General and administrative expense for the three months ended September 30, 2015 was $52 million. For the nine months ended September 30, 2016 general and administrative expense was $156 million and comprised $79 million of asset management fees, $20 million of equity enhancement fees and $57 million of other corporate costs. General and administrative expense for the nine months ended September 30, 2015 was $161 million.

In addition, during the three and nine months ended September 30, 2016, we recorded no fair value gains, net of nil and $11 million, respectively, primarily related to the settlement of foreign currency forward contracts during the period. Consistent with our risk management policy, the partnership uses such derivative instruments to hedge cash flows in foreign currencies. For further information on the partnership’s use of derivative contracts, please refer to “Derivative Financial Instruments” below.

For the three and nine months ended September 30, 2016, we also recorded an income tax benefit of $898 million and $791 million, respectively, allocated to the corporate segment compared to an income tax expense of $42 million and $96 million in the same period in the prior year related to deferred tax liabilities of our holding companies and their subsidiaries. The income tax benefit relates to a reorganization the partnership undertook during the quarter, to consolidate the ownership of certain subsidiaries holding its core retail and office assets. As a result of the reorganization, there was a change in the tax rate applicable to those subsidiaries, which resulted in a deferred tax recovery during the period, which reduced deferred tax liabilities.

The following table presents equity attributable to Unitholders at the corporate level:

(US$ Millions)	Sep. 30, 2016	Dec. 31, 2015
Accounts receivable and other	$138	$97
Cash and cash equivalents	332	129
Total assets	470	226
Debt obligations	2,359	3,226
Capital securities	2,892	2,880
Deferred tax liabilities	530	1,215
Accounts payable and other liabilities	582	505
Non-controlling interests	(32)	(744)
Equity attributable to Unitholders	$(5,861)	$(6,856)

The corporate balance sheet includes corporate debt and capital securities from our partnership. The decrease in corporate debt obligations is primarily a result of the repayment of our fund subscription facility during the second quarter of 2016. On final close of the second real estate opportunity fund, capital was called from fund investors for investments made to date.

On December 4, 2014, our partnership issued $1,800 million of exchangeable preferred equity securities (“Preferred Equity Units”) to QIA. During the first quarter of 2015, the proceeds were used to fund the Canary Wharf Transaction. At September 30, 2016 and December 31, 2015, the balance related to the Preferred Equity Units recorded within capital securities was $1,570 million and $1,544 million, respectively.

In August 2016, we renewed our normal course issuer bid for our LP Units for a further one-year period. During the twelve-month period commencing August 18, 2016, and ending August 17, 2017, we may purchase on the Toronto Stock Exchange, the New York Stock Exchange, and any alternative Canadian trading system, up to 13,097,963  LP Units, representing approximately 5% of our issued and outstanding LP Units. Unitholders may obtain a copy of the Notice of Intention relating to our normal course issuer bid, without charge, by contacting the partnership.

The change in non-controlling interest is primarily related to non-controlling interests in the second Brookfield Asset Management-sponsored opportunity fund.

The following table provides additional information on our outstanding capital securities – corporate:

(US$ Millions)	Shares Outstanding	Cumulative Dividend Rate	Sep. 30, 2016	Dec. 31, 2015
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$539	$532
Series 2	24,000,000	6.50%	521	516
Series 3	24,000,000	6.75%	510	506
Brookfield BPY Holdings Inc. Junior Preferred Shares:
Class B Junior Preferred Shares	30,000,000	5.75%	750	750
Class C Junior Preferred Shares	20,000,000	6.75%	500	500
Brookfield Property Split Corp. Senior Preferred Shares:
Class A Series 1	924,390	5.25%	23	23
Class A Series 2	699,165	5.75%	13	18
Class A Series 3	913,194	5.00%	17	17
Class A Series 4	984,586	5.20%	19	18
Total capital securities - corporate			$2,892	$2,880

In addition, as at September 30, 2016, we had $15 million (December 31, 2015 - $25 million) of preferred shares with a cumulative dividend rate of 5% outstanding. The preferred shares were issued by various holding entities of our partnership.

Reconciliation of Non-IFRS Measures – Corporate

Net income to FFO:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2016	2015	2016	2015
Net income (loss)	$766	$(193)	$427	$(511)
Add (deduct):
Fair value (gains) losses, net	—	18	(11)	40
Income tax (benefit) expense	(898)	42	(791)	96
Non-controlling interests in above items	7	9	14	10
FFO	$(125)	$(124)	$(361)	$(365)

LIQUIDITY AND CAPITAL RESOURCES
The capital of our business consists of debt obligations, capital securities, preferred stock and equity. Our objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support our operations and reducing our weighted average cost of capital to improve our return on equity. As at September 30, 2016, capital totaled $70 billion (December 31, 2015 - $65 billion).

We attempt to maintain a level of liquidity to ensure we are able to participate in investment opportunities as they arise and to better withstand sudden adverse changes in economic circumstances. Our primary sources of liquidity include cash, undrawn committed credit facilities, construction facilities, cash flow from operating activities and access to public and private capital markets. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings and co-investor participations.

We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related costs, and by controlling operating expenses. Consequently, we believe our revenue, along with proceeds from financing activities and divestitures, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cash flows.

Our principal liquidity needs for the current year and for periods beyond include:

•	Recurring expenses;

•	Debt service requirements;

•	Distributions to Unitholders;

•	Capital expenditures deemed mandatory, including tenant improvements;

•	Development costs not covered under construction loans;

•	Investing activities which could include:

◦	Discretionary capital expenditures;

◦	Property acquisitions;

◦	Future developments; and

◦	Repurchase of our units.

We plan to meet these liquidity needs by accessing our group-wide liquidity of $5,877 million at September 30, 2016 as highlighted in the table below. In addition, we have the ability to supplement this liquidity through cash generated from operating activities, asset sales, co-investor interests and financing opportunities.

(US$ Millions)	Sep. 30, 2016	Dec. 31, 2015
Corporate cash and cash equivalents	$125	$77
Available committed corporate credit facilities	690	368
Available subordinated credit facilities	22	174
Corporate liquidity	837	619
Proportionate cash retained at subsidiaries	1,130	1,000
Proportionate availability under construction facilities	2,960	1,983
Proportionate availability under subsidiary credit facilities	950	536
Group-wide liquidity(1)	$5,877	$4,138

(1)	This includes liquidity of investments which are not controlled and can only be obtained through distributions which the partnership does not control.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions)	Sep. 30, 2016
Remainder of 2016	$981
2017	3,936
2018	4,036
2019	2,783
2020	2,065
2021 and thereafter	9,622
Deferred financing costs	(170)
Secured debt obligations	$23,253
Loan to value	51.4%

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2016-2017.

Our partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at September 30, 2016. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to our partnership.

For the three and nine month periods ended September 30, 2016 and 2015, the partnership made distributions to unitholders of $199 million (2015 - $189 million) and $598 million (2015 - $567 million), respectively. This compares to cash flow from operating activities of $106 million (2015 - $222 million) and $(139) million (2015 - $572 million) for each period. During the second quarter of 2016, the partnership repaid a $500 million deposit from Brookfield Asset Management which was reflected within cash flows from operating activities. Excluding this repayment, cash flow from operating activities would have been $366 million for the nine month period ended September 30, 2016. The distributions exceeded the cash flow from operating activities for the three and nine month periods ended September 30, 2016. For the three and nine month periods ended September 30, 2015, cash flows from operating activities exceeded distributions.
The partnership has a number of alternatives at its disposal to fund any difference between the cash flow from operating activities and distributions to unitholders. The partnership is not a passive investor and typically holds positions of control or significant influence over assets in which it invests, enabling the partnership to influence distributions from those assets. The partnership will, from time to time, convert some or all of the unrealized fair value gains on investment properties to cash through asset sales, joint ventures or refinancings. The partnership may access its credit facilities in order to temporarily fund its distributions as a result of timing differences between the payments of distributions and cash receipts from its investments. For the three and nine month periods ended September 30, 2016, the partnership funded the gap between its distributions and cash flow from operating activities through approximately $541 million and $972 million of realized gains on the disposition of assets with meaningful returns on capital, respectively. Distributions made to unitholders which exceed cash flow from operating activities in future periods may be considered to be a return of capital to unitholders as defined in Canadian Securities Administrators’ National Policy 41-201 - Income Trusts and Indirect Offerings.

RISKS AND UNCERTAINTIES
The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (including the availability and costs of mortgage funds), local conditions (including an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Certain properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets. A protracted decline in economic conditions would cause downward pressure on our operating margins and asset values as a result of lower demand for space.

Substantially all of our properties are located in North America, Europe and Australia, with a growing presence in Brazil, China and India. A prolonged downturn in the economies of these regions would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

We are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters and the need to pay down existing obligations. All of these factors could negatively affect consumer spending, and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants.

As owners of office, retail, and industrial properties, lease rollovers also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” below for further details.

For a more detailed description of the risk factors facing our business, please refer to the section entitled Item 3.D. “Key Information - Risk Factors” in our December 31, 2015 annual report on Form 20-F.

Credit Risk
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 7.6% of our Core Office segment tenant base and, as at September 30, 2016, no one tenant comprises more than this.

The following list shows the largest tenants by leasable area in our Core Office portfolio and their respective credit ratings and exposure as at September 30, 2016:

Tenant	Primary location	Credit rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AAA/AA+	7.6%
Barclays	London	BBB	2.5%
Morgan Stanley	NY/Toronto/London	A-	2.3%
CIBC World Markets(3)	Calgary/NY/Toronto	A+	1.8%
Suncor Energy Inc.	Calgary/Houston	A-	1.6%
Bank of Montreal	Calgary/Toronto	A+	1.4%
Bank of America | Merrill Lynch	Denver/NY/LA/Toronto/D.C.	A	1.4%
Deloitte	Calgary/Houston/LA/Toronto	Not Rated	1.3%
JPMorgan Chase & Co.	Denver/Houston/LA/NY	A-	1.2%
Ernst & Young	Denver/LA/Sydney/London	Not Rated	1.2%
Total			22.3%

(1)	From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.
(2) Prior to considering the partnership’s interest in partially-owned properties.
(3) CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

The following list reflects the largest tenants in our Core Retail portfolio as at September 30, 2016. The largest ten tenants in our portfolio accounted for approximately 21.8% of minimum rents, tenant recoveries and other.

Tenant	DBA	Exposure (%)(1)
L Brands, Inc.	Victoria's Secret, Bath & Body Works, PINK, Henri Bendel	3.6%
Foot Locker, Inc.	Footlocker, Champs Sports, Footaction USA, House of Hoops, SIX:02	2.9%
The Gap, Inc.	Gap, Banana Republic, Old Navy, Athleta	2.8%
Forever 21 Retail, Inc.	Forever 21	2.2%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister	2.0%
Express, Inc.	Express, Express Men	2.0%
Ascena Retail Group	Dress Barn, Justice, Lane Bryant, Maurices, Ann Taylor, Loft	1.8%
Signet Jewelers Limited	Zales, Gordon's, Kay, Jared	1.6%
Genesco Inc.	Journeys, Lids, Underground Station, Johnston & Murphy	1.5%
Luxottica Group S.p.A.	Lenscrafters, Sunglass Hut, Pearle Vision	1.4%
Total		21.8%

(1)	Exposure is a percentage of minimum rents and tenant recoveries.

Lease Roll-over Risk
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. On average, approximately 10% of our office, retail and industrial leases mature annually up to 2020. Our office, retail and industrial portfolio has a weighted average remaining lease life of approximately 6.5 years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by pro-actively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our office, retail and industrial portfolios at September 30, 2016, including our unconsolidated investments:

(Sq. ft. in thousands)	Current	Remaining 2016	2017	2018	2019	2020	2021	2022	2023 and beyond	Total
Core Office	6,972	682	3,563	4,907	4,866	5,924	5,714	6,007	42,591	81,226
Total % expiring	8.6%	0.8%	4.4%	6.0%	6.0%	7.3%	7.0%	7.4%	52.5%	100.0%
Core Retail(1)	1,776	1,252	6,432	5,606	5,635	3,977	4,248	3,400	19,203	51,529
Total % expiring	3.4%	2.4%	12.5%	10.9%	10.9%	7.7%	8.2%	6.6%	37.4%	100.0%
Opportunistic Office	2,898	652	1,949	1,570	2,546	2,768	2,153	248	2,830	17,614
Total % expiring	16.5%	3.7%	11.1%	8.9%	14.5%	15.7%	12.2%	1.4%	16.0%	100.0%
Opportunistic Retail(1)	1,469	535	1,564	1,441	1,250	1,086	1,086	594	4,790	13,815
Total % expiring	10.6%	3.9%	11.3%	10.4%	9.0%	7.9%	7.9%	4.3%	34.7%	100.0%
Industrial	4,115	371	3,005	6,754	6,202	5,201	5,568	2,471	12,470	46,157
Total % expiring	8.9%	0.8%	6.5%	14.6%	13.4%	11.3%	12.1%	5.4%	27.0%	100.0%
(1) Represents regional malls only and excludes traditional anchor and specialty leasing agreements.

Tax Risk
We are subject to income taxes in various jurisdictions, and our tax liabilities are dependent upon the distribution of income among these different jurisdictions. Our effective income tax rate is influenced by a number of factors, including changes in tax law, tax treaties, interpretation of existing laws, and our ability to sustain our reporting positions on examination. Changes in any of those factors could change our effective tax rate, which could adversely affect our profitability and results of operations.

Environmental Risk
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove such substances or remediate such locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

Economic Risk
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. We are substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of over six years.

Insurance Risk
Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates. We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe).

Interest Rate and Financing Risk
We have an on-going need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year and to maintain relationships with a large number of lenders to limit exposure to any one counterparty.

Approximately 50% of our outstanding debt obligations at September 30, 2016 are floating rate debt compared to 55% at December 31, 2015. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial floating rate debt obligations would result in an increase in annual interest expense of approximately $159 million. A 100 basis point increase in interest rates relating to fixed rate debt obligations due within one year would result in an increase in annual interest expense of approximately

$22 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. See “Derivative Financial Instruments” below in this MD&A.

At September 30, 2016, our consolidated debt to capitalization was 45% (December 31, 2015 – 47%). It is our view this level of indebtedness is conservative given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or repaid as they come due in the foreseeable future.

Foreign Exchange Risk
As at and for the nine months ended September 30, 2016, approximately 32% of our assets and 33% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments”.

DERIVATIVE FINANCIAL INSTRUMENTS
We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•
Foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Brazilian Real and Chinese Yuan denominated investments in foreign subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt; and

•	Interest rate caps to hedge interest rate risk on certain variable rate debt.

We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of September 30, 2016 and December 31, 2015:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Sep. 30, 2016	Interest rate caps of US$ LIBOR debt	$4,390	2.5% - 5.8%	Dec. 2016 - Jun. 2020	$—
	Interest rate swaps of US$ LIBOR debt	1,563	0.7% - 2.2%	Jun. 2018 - Dec. 2020	(30)
	Interest rate cap of £ LIBOR debt	218	2.5% - 3.0%	Dec. 2016 - Aug. 2017	—
	Interest rate swaps of £ LIBOR debt	89	1.0% - 1.5%	Apr. 2020 - Jun. 2021	2
	Interest rate swaps of € EURIBOR debt	194	0.3% - 1.4%	Oct. 2017 - Apr. 2021	(6)
	Interest rate swaps of A$ BBSW/BBSY debt	185	1.9% - 4.1%	Dec. 2016 - Jul. 2017	(2)
	Interest rate swaps of forecasted fixed rate debt	1,760	1.9% - 5.5%	Nov. 2026 - Jun. 2029	(433)
Dec. 31, 2015	Interest rate caps of US$ LIBOR debt	$3,654	2.5% - 5.8%	Jan. 2016 - Oct. 2018	$—
	Interest rate swaps of US$ LIBOR debt	285	2.1% - 2.2%	Oct. 2020 - Nov. 2020	(8)
	Interest rate swaps of £ LIBOR debt	77	1.5%	Apr. 2020	1
	Interest rate swaps of € EURIBOR debt	187	0.02% - 1.4%	Oct. 2017 - Feb. 2021	5
	Interest rate swaps of A$ BBSW/BBSY debt	488	3.5% - 5.9%	Jan. 2016 - Jul. 2017	(9)
	Interest rate swaps of forecasted fixed rate debt	1,885	3.1% - 5.1%	Jan. 2026 - Jun. 2029	(332)

For the three and nine months ended September 30, 2016, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities was $35 million and $24 million, respectively. For the three and nine months ended September 30, 2015, the amount of hedge ineffectiveness recorded in earnings was not significant.

During the third quarter of 2016, the partnership recognized fair value losses, net of approximately $24 million related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

Foreign Currency Hedging
The following table provides the partnership’s outstanding derivatives that are designated as net investments of foreign subsidiaries or foreign currency cash flow hedges as of September 30, 2016 and December 31, 2015:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Sep. 30, 2016	Net investment hedges		£3,522	£0.68/$ - £0.77/$	Oct. 2016 - Dec. 2017	$67
	Net investment hedges	C¥	1,750	C¥6.65/$ - C¥6.90/$	Oct. 2016 - Jun. 2017	(1)
	Net investment hedges	A$	2,167	A$1.32/$ - A$1.41/$	Oct. 2016 - Sep. 2017	(61)
	Cash flow hedges	A$	29	A$1.31/$ - A$1.31/$	Oct. 2016	—
	Net investment hedges		€606	€0.86/$ - €0.91/$	Nov. 2016 - Feb. 2018	(5)
	Cash flow hedges	R$	694	R$3.31/$ - R$3.35/$	Oct. 2016 - Dec. 2016	1
	Net investment hedges	R$	194	R$3.26/$ - R$3.89/$	Oct. 2016 - Feb. 2017	(26)
	Net investment hedges	C$	34	C$1.29/$ - C$1.32/$	Aug. 2017	—
	Net investment hedges	Rs	13,900	Rs 67.93/$ - Rs 67.93/$	Dec. 2016	(2)
Dec 31, 2015	Net investment hedges		£2,346	£0.64/$ - £0.68/$	Jan. 2016 - Mar. 2017	$26
	Net investment hedges	C¥	2,000	C¥6.62/$ - C¥6.78/$	Feb. 2016 - Dec. 2016	3
	Net investment hedges	A$	811	A$1.29/$ - A$1.44/$	Jan. 2016 - Feb. 2017	2
	Net investment hedges		€446	€0.80/$ - €0.94/$	May 2016 - Dec. 2016	1
	Cash flow hedges	R$	613	R$3.89/$ - R$3.96/$	Jan. 2016 - Mar. 2016	(8)

In addition to the above, our partnership has designated C$690 million (December 31, 2015 - C$900 million) of Canadian Dollar financial liabilities as hedges against our partnership’s net investment in Canadian operations.

For the three and nine months ended September 30, 2016 and 2015, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following table presents details of the partnership’s other derivatives that have been entered into to manage financial risks as of September 30, 2016 and December 31, 2015:

(US$ Millions)	Derivative type	Notional	Maturity dates	Rates	Fair value
Sep. 30, 2016	Interest rate caps	$350	Jul. 2017	3.25%	$—
Dec. 31, 2015	Interest rate caps	$381	Mar. 2016	3.65%	$—
	Interest rate caps	350	Jul. 2017	3.25%	—
	Interest rate caps	34	Jan. 2016	3.00%	—
	Interest rate caps	75	Feb. 2016	2.93%	—

(US$ Millions)	Derivative type		Notional	Maturity dates	Strike prices	Fair value
Dec. 31, 2015	Foreign currency call	A$	175	Mar. 2016	A$1.22/$	$—
	Foreign currency call	A$	275	Apr. 2016	A$1.25/$	—
	Foreign currency put		£370	Jan. 2016	£0.71/$	—
	Foreign currency put		£200	Mar. 2016	£0.71/$	(1)
	Foreign currency call	A$	150	Apr. 2016	A$1.22/$	—
	Foreign currency call	A$	150	Apr. 2016	A$1.22/$	—
	Foreign currency call	A$	250	Apr. 2016	A$1.22/$	—
There were no outstanding foreign currency calls or puts as of September 30, 2016.

During the third quarter, our partnership entered into swaptions with a notional amount of totaling $1,160 million, with a 1.00% rate and maturity dates from June 2017 to November 2018. The fair value of these derivatives as of September 30, 2016 was $10 million. These other derivatives have not been designated as hedges for accounting purposes.

RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions are recognized in the consolidated financial statements. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is the general partner. The ultimate parent of the partnership is Brookfield Asset Management.

Other related parties of the partnership include the partnership’s and Brookfield Asset Management’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, prior to the third quarter of 2015, on a quarterly basis, the partnership paid a base management fee (“base management fee”), to the service providers equal to $12.5 million per quarter ($50.0 million annually).

Through the second quarter of 2015, the partnership also paid a quarterly equity enhancement distribution to Special L.P., a wholly-owned subsidiary of Brookfield Asset Management, of 0.3125% of the amount by which the operating partnership’s total capitalization value at the end of each quarter exceeded its total capitalization value that immediately followed the spin-off of Brookfield Asset Management’s commercial property operations on April 15, 2013, subject to certain adjustments. For purposes of calculating the equity enhancement distribution at each quarter-end, the capitalization of the partnership was equal to the volume-weighted average of the closing prices of the LP Units on the New York Stock Exchange (“NYSE”) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield Asset Management’s interest in the partnership into units of the partnership), plus the amount of third-party debt, net of cash, with recourse to the partnership and the Operating Partnership and certain holding entities held directly by the Operating Partnership.

On August 3, 2015, the board of directors of the partnership approved an amendment to the base management fee and equity enhancement distribution calculations, as of the beginning of the third quarter of 2015. Pursuant to this amendment, the annual base management fee paid by the partnership to Brookfield Asset Management was changed from $50.0 million, subject to annual inflation adjustments, to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50.0 million plus annual inflation adjustments. The calculation of the equity enhancement distribution was amended to reduce the distribution by the amount by which the revised base management fee is greater than $50.0 million per annum, plus annual inflation adjustments, to maintain a fee level in aggregate that would be the same as prior to the amendment.

The base management fee for the three and nine months ended September 30, 2016 was $27 million (2015 - $25 million) and $79 million (2015 - $50 million), respectively. The equity enhancement distribution for the three and nine months ended September 30, 2016 was $4 million (2015 - $6 million) and $20 million (2015 - $53 million), respectively.

In connection with the issuance of Preferred Equity Units to QIA in the fourth quarter of 2014, Brookfield Asset Management has contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from QIA for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

The following table summarizes transactions with related parties:

(US$ Millions)	Sep. 30, 2016	Dec 31, 2015
Balances outstanding with related parties:
Participating loan interests	$510	$449
Equity accounted investments	104	143
Loans and notes receivable(1)	49	63
Receivables and other assets	32	29
Property-specific debt obligations	(343)	(362)
Corporate debt obligations	—	(1,000)
Other liabilities	(125)	(373)
Capital securities held by Brookfield Asset Management	(1,250)	(1,250)
Preferred shares held by Brookfield Asset Management	(15)	(25)

(1)
At September 30, 2016, includes $49 million (December 31, 2015 - $63 million) receivable from Brookfield Asset Management upon the earlier of the partnership’s exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2016	2015	2016	2015
Transactions with related parties:
Commercial property revenue	$5	$6	$14	$14
Management fee income	1	—	3	—
Interest and other income	1	—	3	—
Participating loan interests (including fair value gains, net)	10	31	45	91
Interest expense on debt obligations	7	19	26	44
Interest on capital securities held by Brookfield Asset Management	19	19	57	58
General and administrative expense(1)	57	53	201	153
Construction costs(2)	60	78	198	216

(1)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with our private funds, and administrative services.

(2)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

During the first quarter of 2016, the partnership’s 50/50 joint venture with the Investment Corporation of Dubai (“ICD”) acquired land in Dubai on which ICD Brookfield Place Dubai will be erected. BPO serves as the development manager and, as such, earns a management fee during the construction period. In addition, the primary contractor for the construction of the property will be a joint venture of Brookfield Multiplex Pty. Ltd., which is indirectly owned by Brookfield Asset Management through Brookfield Business Partners L.P. (“Brookfield Business Partners”).

During the first quarter of 2016, Fairfield Residential Company LLC (“Fairfield”), which is approximately 65% owned by Brookfield Asset Management, sold a multifamily development site in Camarillo, CA to BPO for consideration of $35 million. During the second quarter of 2016, BPO sold a 1% interest in this investment back to Fairfield, which will receive fees for serving as developer, property manager and general contractor.

During the second quarter of 2016, in connection with the creation of Brookfield Business Partners, a subsidiary of the partnership sold its 80% interest in Brookfield Condominium Services Ltd. to a subsidiary of Brookfield Business Partners for $15 million in cash.

During the third quarter of 2016, BPO purchased an approximately 87% interest in a multifamily development in Silver Spring, MD. Fairfield, which is approximately 65% owned by Brookfield Asset Management, purchased an additional 1% interest in the development.

During the third quarter of 2016, a retail property held in a fund in which the partnership is an investor, assigned the management of the contract to Rouse.

ADDITIONAL INFORMATION
CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGEMENTS
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2015 consolidated financial statements.

TREND INFORMATION
We will seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. In addition, we believe that most of our markets have favorable outlooks, which we believe also provides an opportunity for strong growth in lease rates. We do, however, still face a meaningful amount of lease rollover in 2016 and 2017, which may restrain FFO growth from this part of our portfolio in the near future. Our beliefs as to the opportunities for our partnership to increase its occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Statement Regarding Forward-looking Statements and Use of Non-IFRS Measures”.

Transaction activity is picking up across our global real estate markets and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation, we are also looking to divest all of, or a partial interest in, a number of mature assets to capitalize on existing market conditions.

Given the small amount of new office and retail development that occurred over the last decade and the near total development halt during the global financial crisis, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the highest performing shopping centers in the United States.

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTROLS AND PROCEDURES
INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes made in our internal control over financial reporting that have occurred during the nine months ended September 30, 2016, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Corporate Information

CORPORATE PROFILE
Brookfield Property Partners is one of the world’s largest commercial real estate companies, with approximately $66 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio that includes 149 premier office properties and 126 best-in-class retail malls around the world. We also hold interests in multifamily, triple net lease, industrial, hospitality, self-storage, and student housing assets. Brookfield Property Partners is listed on the New York and Toronto stock exchanges. Further information is available at bpy.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion in assets under management.

BROOKFIELD PROPERTY PARTNERS
73 Front Street, 5th Floor
Hamilton, HM 12
Bermuda
Tel: (441) 294-3309
bpy.brookfield.com

UNITHOLDERS INQUIRIES
Brookfield Property Partners welcomes inquiries from Unitholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Matt Cherry, Vice President, Investor Relations and Communications at (212) 417-7488 or via e-mail at matthew.cherry@brookfield.com. Inquiries regarding financial results can be directed to Bryan Davis, Chief Financial Officer at (212) 417-7166 or via e-mail at bryan.davis@brookfield.com. Unitholder questions relating to distributions, address changes and unit certificates should be directed to the partnership’s transfer agent, CST Trust Company, as listed below.

CST TRUST COMPANY
By mail:         P.O. Box 4229
Station A
Toronto, Ontario, M5W 0G1
Tel:         (416) 682-3860; (800) 387-0825
Fax:         (888) 249-6189
E-mail:         inquiries@canstockta.com
Web site:        www.canstockta.com

COMMUNICATIONS
We strive to keep our Unitholders updated on our progress through a comprehensive annual report, quarterly interim reports and periodic press releases.

Brookfield Property Partners maintains a website, bpy.brookfield.com, which provides access to our published reports, press releases, statutory filings, supplementary information and unit and distribution information as well as summary information on the partnership.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and Unitholders to ensure that accurate information is available to investors.